Exhibit (a)(1)(I)
Notice to Eligible Employees Regarding Expiration of Offer Period
(Dates may change if expiration date or Offer is extended)

To:	Eligible Employees

From:	RealNetworks, Inc.

Date:	December 17, 2009

Subject:	Expiration of Offer to Exchange
     As of 9:00 p.m., U.S. Pacific Time, today, Thursday, December 17, 2009, we completed our offer to exchange certain outstanding options for new options (the “Offer”). If you were an eligible employee who properly elected to participate in the Offer by exchanging some or all of your eligible option grants and did so by the deadline, your eligible, elected options have been accepted for participation in the Offer. Such options have been cancelled and you no longer have any rights with respect to those options. You have been granted new options in exchange for the cancelled options, in accordance with the terms and conditions of the Offer.
     As described in the Offer documents and in accordance with the Company’s customary procedures, you will receive stock option agreement(s) for the new options that have been granted to you in exchange for your properly tendered and cancelled options.
     If you have any questions, please contact your site’s Human Resources representative or Stock Plan Administration at stock@real.com.